Via Facsimile and U.S. Mail
Mail Stop 6010

									June 30, 2005

Kenneth A. Czaja
Chief Financial Officer and Secretary
BriteSmile, Inc.
490 North Wiget Lane
Walnut Creek, California 94598

Re:	BriteSmile, Inc.
	Preliminary Schedule 14A
      Filed April 7, 2005 (as amended June 16, 2005)
      File No. 1-11064

   Form 10-K for the year ended December 25, 2004
      File No. 1-11064

Dear Mr. Czaja:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Schedule 14A

Certain Relationships and Related Party Transactions, page 18

1. We note the disclosure on page 21 that states that McKinsey &
Co.
has no relationship to the Company or to CAP Advisors. Why is this transaction disclosed in the discussion of related party transactions?

Proposal 4 - Ratification and Approval of Note, Warrant and
Additional Investment Rights Issuance, page 27

2. We note your response to comment 18 and the statement that the members of the Board of Directors control in excess of 50% of the voting capital stock. However, our comment is reissued. Please explain the consequences of having issued a convertible security if the issuance of the underlying security is not approved.

Form 10-K/A draft

Item 9A Controls and Procedures, page 6

3. We note your response to comment 22 and reissue the comment.
Please revise to conclude that the controls and procedures are effective or not effective, as opposed to not fully effective.

Notes to Consolidated Financial Statements

Note 7. Financing Arrangements

Convertible Debt, page F-21

We have reviewed your response to comment 23. It does not appear that you have sufficiently justified management`s conclusion that the conversion feature on the convertible debt meets the criteria of paragraphs 12 and 13 of SFAS 133 to require bifurcation. Please provide the analysis supporting how each criteria in paragraph 12 of
SFAS 133 are met.

Exhibits

4. We note your response to comment 8. The agreements that existed on December 31, 2004 should have been filed as exhibits to your Form
10-K for the year ended December 31, 2004. To the extent that they were previously filed, you may incorporate the exhibits by reference to the report in which they were previously filed by including a reference to the agreement in your list of exhibits and including a parenthetical which states that you are incorporating the exhibit by reference. The parenthetical should identify the filing in which the agreement was filed and the date of the filing. Please revise your exhibit list accordingly.

5. Additionally, your amended 10-K should include a complete list of exhibits as opposed to just the exhibits filed with the 10-K/A.
Please revise your exhibit list accordingly.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	You may contact Christine Allen at (202) 551-3652 or Kevin
Woody
at
(202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan, Attorney-Advisor, at (202)
551-3623, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at
(202) 551-3715 with any other questions.


								Sincerely,




								Jeffrey Riedler
      							Assistant Director


cc:	Wayne Swann, Esq.
	Durham Jones & Pinegar
	111 E. Broadway, Suite 900
Salt Lake City, Utah 84111

??

??

??

??

Mr. Kenneth A. Czaja
BriteSmile, Inc.
Page 1